UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 21, 2019

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

ORANGE

Date: February 21, 2019	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations

Orange financial results
#FY_2018

21 February 2019

Stéphane Richard
Chairman and CEO

Ramon Fernandez
Deputy CEO, Finance, Performance and Europe

Disclaimer

This presentation contains forward-looking statements about Orange. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ from the results anticipated in the forward-looking statements include, among others: disclosure or inappropriate modification of the personal data of Orange's customers, risks relating to the development of its banking activities and of mobile financial services, Orange's exposure to geopolitical, macroeconomic, regulatory and corruption risks, the risk of not being able to maintain control over customer relations when facing competition with the OTT players, the success of Orange's strategy of diversification to find new sources of growth, network or software failures as a result of cyber-attacks, various frauds that may target the Company or its customers, its dependence on a limited number of critical suppliers, damage caused to its installations and infrastructures due to natural disasters or intentional damage, risks relating to its brand strategy, its ability to retain the necessary skills due to numerous employee retirements and changes in its businesses, possible adverse health effects from exposure to electromagnetic fields from telecommunications equipment, various human factors related to psycho-social risks and to personal safety, fiscal and regulatory constraints and changes, the results of litigation regarding in particular regulations and competition, the terms of access to capital markets, interest rate or exchange rate fluctuations, Orange's credit ratings, changes in assumptions underlying the carrying value of certain assets and resulting in their impairment, and credit risks and/or counterparty risks on financial transactions. More detailed information on the potential risks that could affect our financial results is included in the Registration Document filed on April 4, 2018 with the French Autorité des Marchés Financiers (AMF) and in the annual report on Form 20-F filed on April 4, 2018 with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Section one
FY 2018 highlights

2018 Key achievements

Network

33m VHBB connectable lines (+22% yoy) O/W 29m FTTH

#1 Best mobile network in France for 8 consecutive years

4G 12 countries in MEA

5G First field trials

Enriched services

Average customer data speed	Fixed +32%	Mobile +24%
Content	OCS GO	2.9m Customers
Mobile Finance Services	orange bank 248k Customers	Orange Money 39m Customers
M&A	Business & Decision, basefarm	Protectline

Solid commercial momentum driven by Convergence, VHBB and 4G

VHBB > 100 Mbps

Details on convergence on slide 27



Convergence

10.9m customers — **+6%** yoy

Leader in Europe

€7.1bn revenue — **+10%** yoy

VHBB

6.3m customers — **+33%** yoy

Leader in Europe in FTTH

1st in conquest share every quarter in 2018*, in France and Spain

4G

56m customers — **+22%** yoy

Leader in customer base in 7 of our 8 European countries**

*Q4 '18 based on internal estimates **Q3'18 GSMA

Investment efforts maintained to preserve competitive edge in connectivity

Group	Telecom
FY 2018 CAPEX **€7.4bn** + 3.5% yoy + €251m yoy	**+3.9%** **+€275m** yoy As % of rev. **17.9%** +0.4pt yoy

4G coverage

Population covered in %



Poland 99.8%
Belgium 99.7%
France 98.6%
Moldova 98.0%
Spain 96.9%
Romania 96.9%
Slovakia 94.0%

VHBB connectable homes*



yoy
Spain 13.8m +16%
France 11.8m +30%
Poland 3.4m +36%

* VHBB > 100 Mbps

2018 guidance achieved

Q4

Revenue +1.4% yoy

Adj. EBITDA +1.4% yoy

yoy : comparison with the same period of the previous year, on a comparable basis unless otherwise specified

All Group level mentions include both telecom and banking activities. Conversely, all mentions excluding Orange bank are explicitly called "Telecom"

* see slide 27 for EBITDA adjustments

** subject to shareholders' approval; ex-date June 4th, record date June 5th, payment date June 6th for the €0.40 2018 balance

Revenue

€41.4bn


ePresse
Audio Book
+1.2%
+1.0%
+1.3%
+1.1%
2017
2018

Adjusted EBITDA*

€13.0bn


ePresse
Audio Book
+2.1%
+1.7%
+2.7%
+1.9%
2017
2018

Operating Cash Flow*

€5.6bn


+0.5%
+1.7%
2017
2018

CAPEX
7.4
€ billion

Net debt / Adj. EBITDA (telecom)
1.93x

Dividend 2018**
€0.70

2018 guidance achieved

Section two
Financial results overview

Revenue kept growing

	Q4 2018	FY 2018
FY 2018 revenue*	yoy +1.4% +€148m	yoy +1.3% +€544m
€41.4bn	excl. digital reading offer +1.6% +€169m	excl. digital reading offer +1.1% +€445m

* Orange Bank Net Banking Income is not included in Group revenues but in "Other operating income", that is below the revenue line and feeds directly into consolidated Adjusted EBITDA.

Group revenue growth (yoy in %)


+2.0%
+1.4%
+1.4%
+1.2%
+0.6%
+0.2%
+1.6%
+1.4%
Q1 18
Q2 18
Q3 18
Q4 18
Total growth
Growth excl. ePresse/audio books

FY18 revenue growth by segment


MEA +5.1%
Spain +2.2%
Europe +1.7%
France +0.9%
Enterprise -0.2%
IC&SS -6.1%

FY18 revenue growth by activity


Convergence +10.0%
IT & IS +7.2%
Equipment +1.7%
Mobile only +1.3%
Wholesale -1.5%
Fixed only (including narrowband) -3.2%

Telecom adj. EBITDA growth fuelled by revenue and cost optimisation

FY 2018 Adj.EBITDA* (Telecom)	Q4 2018	FY 2018
€13.2bn	yoy +2.6% +€84m	yoy +3.4% +€429m
	As % of rev. 31.4% +0.4pt yoy	As % of rev. 31.8% +0.6pt yoy

* See slide 27 for EBITDA adjustments.

FY Adjusted EBITDA (Telecom) growth per segment

yoy, in m€



+3.4%
ePresse
Audio Book
12,721
47
12,674
197
132
82
48
-61
31
13,151
158
12,993
ePresse
Audio Book
FY 2017
cb
France
Spain
MEA
Europe
Enterprise
Others
FY 2018



+197
+111
ePresse/Audio Book
+86
exclud. ePresse/Audio book
FY 18

Adj. Ebitda margin evolution

Telecom



+0.9pt
30.9%
31.2%
31.8%
FY 16
FY 17
FY 18

Our operational efficiency plan Explore 2020 exceeded our ambition reaching 3.5bn€

Cumulated gross savings in €bn (opex + capex, telecom)



€3bn initial target
1.0
1.7
2.6
3.5
78%
OPEX
22%
CAPEX
2015
2016
2017
2018

By domain (opex + capex)



IT 8%
Others 12%
Network 46%
Distribution and Sales 16%
Customer Management 18%

By country (opex + capex)



Other countries 10%
Enterprise 11%
France 37%
MEA 13%
Poland 14%
Spain 15%

Operating indicators evolution over 2015-2018

(non exhaustive)

Customer relation	**Call Rate** **-35%** (Europe)	**Digital interactions** **+22pts** to reach 52% (Europe)
Network	**RAN & Infra sharing** **+5pts** to reach ~54%	**Field productivity** **+11%** (France vs. 2017)
Distribution and Sales	**Shops footprint** **-20%** (Europe)	**Online sales in France** **+12pts** (at 26% in 2018)
IT	**# Application** **-12%** (France)	**# Datacenter** **-7%** (worldwide)

OpCF is growing even as FTTH accelerates



EBITDA
Value Creation
OpCF*
ROCE

Group CAPEX FY18

€ 7.4 bn

+3.5% yoy

Capex to Sales (telecom, in %)



16.1%
17.1%
17.5%
17.9%
FTTH CAPEX
13.9%
14.1%
14.2%
14.3%
CAPEX excl. FTTH
2015
2016
2017
2018

Group OpCF Evolution

€ 5.6 bn

+1.7% yoy

Operating ROCE evolution (telecom)**



+0.3pt
+0.6pt
FY 16
FY 17
FY 18

*Adjusted EBITDA – CAPEX
** ROCE(n) = adj.EBIT (n) / Net Operating Assets (n-1)

Net income grew +5.8%


+5.8%
2,040
128
32
-468
105
321
2,158
2017 Net income from consolidated Group
Reported EBITDA cb
1
Financial result (excl. BT)
D&A, income tax paid & others
2
Impairment of goodwill & assets
BT shares
3
2018 Net income from consolidated Group

2018 Net income	yoy
€2.2bn	+5.8% +€118m

1. Reported EBITDA improvement yoy
2. Reversal effect of tax on dividends received in 2017 and higher D&A due to the increase of our investments in FTTH and 4G
3. Positive effect resulting from 2017 loss on BT shares

* See details on slide 24

Net debt to Adjusted EBITDA ratio in line with the medium term guidance

Net debt* – telecom activities



Net Debt / Adjusted EBITDA Telecom
€23.8bn
1.87x
€25.4bn
1.93x
2017
2018

Net debt increase reflecting our investment strategy, including notably :

- the increase of capex
- selective acquisitions in Enterprise segment

Maturity profile as of 31 December 2018 - telecom activities**
in €bn, excluding 2019 issuance



bank loans and others ***
exchangeable bonds
bonds
5.2
4.4
2019
2.2
1.3
2020
3.8
2.7
2021
1.8
1.5
2022
2.3
1.4
2023
15.6
14.8
>2024

Liquidity position (telecom activities)

€ 14.0 bn

o/w €7.8bn in cash

* see details on slide 30; **before hedging ***includes finance lease liabilities and loans from development organizations and multilateral lending institutions

Section three
Business review

Q4 2018 France

2nd consecutive year of total revenues growth, driven by growth in convergent services

in €m	Q4 18	yoy cb	FY 18	yoy cb
Revenues	**4,687**	**+0.1%**	**18,211**	**+0.9%**
Retail services	2,735	-0.8%	10,973	+1.6%
Convergent services*	1,136	+4.6%	4,458	+10.2%
Mobile only services	577	-4.1%	2,348	-2.6%
Fixed only services	1,022	-4.3%	4,168	-4.1%
Fixed only broadband	640	-0.9%	2,565	+1.2%
Fixed only narrowband	382	-9.6%	1,603	-11.4%
Wholesale	1,372	+2.8%	5,342	-0.9%
Equipment sales	451	-3.4%	1,410	+1.7%
Other revenues	130	+1.5%	485	+2.5%
Adjusted EBITDA			**7,076**	**+2.9%**
Adjusted EBITDA margin			38.9%	+0.7pt
CAPEX			**3,656**	**+6.0%**
CAPEX/revenues			20.1%	+1.0pt

*B2C only

+0.4% yoy FY 18 total revenues growth excl. ePresse/ Audio book

+1.8% yoy Q4 Retail excl. PSTN and Audio book

+1.3% FY 18 Adj.EBITDA growth excl. ePresse/ Audio book

Convergent B2C ARPO
Quarterly ARPO in €



65.1
64.8
63.8
65.1
65.5
ePresse/Audio Book
+1.04€*
Q4 17
Q1 18
Q2 18
Q3 18
Q4 18

Mobile only ARPO
Quarterly ARPO in €



17.2
17.2
17.2
17.3
17.1
ePresse/Audio Book
-0.07€*
Q4 17
Q1 18
Q2 18
Q3 18
Q4 18

Broadband only ARPO
Quarterly ARPO in €



39.0
39.0
38.7
39.0
38.3
ePresse/Audio Book
-0.26€*
Q4 17
Q1 18
Q2 18
Q3 18
Q4 18

*ARPOs variation exclude ePresse/Audio Book impact

Q4 2018 France commercial performance

Strong net adds in mobile and broadband despite a very competitive environment

Mobile contract net adds (in '000s) and churn rate


net adds excl M2M
quarterly churn rate in %
13.7%
13.8%
+212
+56
+136
+82
+111
Q4 17
Q1 18
Q2 18
Q3 18
Q4 18

60%
of broadband B2C customers are on **convergent** offers (+0.2pt yoy)

Fixed BB net adds (in '000s)


FTTH
ADSL and others
+85
+57
+36
+68
+71
+164
+130
+119
+157
+186
-79
-73
-84
-89
-116
Q4 17
Q1 18
Q2 18
Q3 18
Q4 18
46%
of FTTH net adds are new clients

4G 98.6% of 4G population coverage (+2.7pts yoy) #1 position

80% of B2C voice contract customers have a 4G plan (+7pts yoy)

+2.9% Number of mobile lines per convergent offer (Q4 yoy growth)

11.8m of FTTH connectable homes (+30% yoy)

2.6m of FTTH customers (+29,7% yoy)

+3.8pts Growth of B2C broadband convergent customer premium* mix, yoy

*Livebox Up, former Play and Jet

Q4 2018 Spain

Another quarter of positive fixed Broadband net-adds supported by FTTH and football offers

in €m	Q4 18	yoy cb	FY 18	yoy cb
Revenues	**1,375**	**+2.4%**	**5,349**	**+2.2%**
Retail services	962	-0.4%	3,855	+1.2%
Convergent services*	539	+1.9%	2,143	+3.1%
Mobile only services	297	-2.6%	1,215	-1.3%
Fixed only services	125	-4.4%	496	-1.0%
Wholesale	228	+18.2%	810	+7.5%
Equipment sales	185	+0.5%	684	+2.3%
Adjusted EBITDA			**1,700**	**+8.4%**
Adjusted EBITDA margin			31.8%	+1.8pt
CAPEX			**1,120**	**+0.4%**
CAPEX/revenues			20.9%	-0.4pt

*B2C only

+3.3% yoy Q4 Revenue growth excl. MTR

4G Market **leader** in terms of 4G customers

85% Convergence as % of broadband B2C customer base

FTTH Market **leader** in terms of FTTH net adds

Broadband net adds
in '000s



-16
-13
-16
+13
+19
Q4 17
Q1 18
Q2 18
Q3 18
Q4 18

FTTH net adds
in '000s FTTH penetration in BB customer base



FTTH net adds leadership in Spain
+175
+169
+135
+158
+162
69%
Q4 17
Q1 18
Q2 18
Q3 18
Q4 18

TV customer base
in '000s and yoy growth in %
TV penetration in BB customer base



+14%
626
641
639
685
716
17%
Q4 17
Q1 18
Q2 18
Q3 18
Q4 18

Q4 2018 Europe

Convergence drove better trends in retail services, while cost optimization fuelled improvement in profitability

in €m	Q4 18	yoy cb	FY 18	yoy cb
Revenues	**1,502**	**+2.8%**	**5,687**	**+1.7%**
Retail services	900	+2.7%	3,516	+2.1%
Convergent services*	132	+46.0%	467	+53.5%
Mobile only services	543	-2.9%	2,194	-2.6%
Fixed only services	170	-6.6%	697	-7.9%
IT & integration services	56	+23.6%	158	+22.2%
Wholesale	290	+2.0%	1,150	+1.4%
Equipment sales	263	+0.4%	868	+2.4%
Other revenues	48	+25.7%	154	-9.4%
Adjusted EBITDA			**1,508**	**+3.3%**
Adjusted EBITDA margin			26.5%	+0.4pt
CAPEX			**953**	**+6.1%**
CAPEX/revenues			16.8%	+0.7pt

*B2C only

Revenue evolution (in €m)



1,461
+42
-16
-12
+11
+6
+1
+10
1,502
Retail services : +2.7% yoy
Q4 17 cb
Convergent
Mobile only
Fixed only
IT & integration
Wholesale
Equipment
Other
Q4 18

Poland, revenue evolution
(yoy in %)



-0.6%
-1.0%
+1.5%
+2.1%
Q1 18
Q2 18
Q3 18
Q4 18

Europe, mobile contract customer base
ex-M2M (in '000s)



Convergent
Mobile-only
1.4%
18,775
2,279 (12%)
16,495
18,747
2,489
16,259
18,777
2,660
16,117
18,873
2,847
16,026
19,036
3,045 (16%)
15,992
Q4 17
Q1 18
Q2 18
Q3 18
Q4 18

Europe, Fixed Broadband customer base
(in '000s)



Convergent
Broadband-only
10.5%
2,951
1,259 (43%)
1,692
3,035
1,361
1,674
3,103
1,447
1,656
3,173
1,536
1,638
3,261
1,642 (50%)
1,619
Q4 17
Q1 18
Q2 18
Q3 18
Q4 18

Q4 2018 Africa & Middle East

Continued revenue growth sustained by solid Retail dynamic

in €m	Q4 18	yoy cb	FY 18	yoy cb
Revenues	**1,355**	**+5.2%**	**5,190**	**+5.1%**
Retail services	1,117	+7.2%	4,265	+7.5%
Mobile only services	987	+6.3%	3,809	+7.6%
Fixed only services	117	+4.9%	435	+3.1%
IT & integration services	13	+661.4%	21	+238.2%
Wholesale	204	-5.3%	811	-7.6%
Equipment sales	27	22.8%	85	+31.0%
Other revenues	7	-13.4%	29	-5.5%
Adjusted EBITDA			**1,667**	**+5.2%**
Adjusted EBITDA margin			32.1%	+0.0pt
CAPEX			**1,008**	**+0.9%**
CAPEX/revenues			19.4%	-0.8pt



16.7m 4G customers** — **+50% yoy**



> 2/3

of mobile only revenue growth in FY18 from Data

> 80% of revenue comes from sustainably solid Retail services

Revenue cb yoy growth in %



Retail services
Total MEA
6.3%
8.5%
7.7%
6.7%
7.2%
3.0%
6.2%
5.2%
3.7%
5.2%
FY 17
Q1 18
Q2 18
Q3 18
Q4 18

~1/3 of growth coming from new operations*

>1/3 of 39m Orange Money customers are active ***

Active customers in millions, yoy growth in %



+25%
12.1
12.9
13.6
13.6
15.1
Q4 17
Q1 18
Q2 18
Q3 18
Q4 18

* Namely DRC, Burkina Faso, Liberia and Sierra Leone

** incl. the changes in customer base accounting

*** At least 1 transaction a month

Q4 2018 Enterprise

Business transformation still ongoing, now bearing fruit with revenue stabilizing

in €m	Q4 18	yoy cb	FY 18	yoy cb
Revenues	**1,977**	**+1.2%**	**7,292**	**-0.2%**
Fixed only services	1,008	-1.6%	3,996	-2.4%
Voice	345	-4.8%	1,385	-4.1%
Data	663	+0.1%	2,612	-1.5%
IT & integration services	702	+4.9%	2,312	+4.8%
Mobile*	267	+2.5%	984	-2.3%
Adjusted EBITDA			**1,245**	**-4.7%**
Adjusted EBITDA margin			17.1%	-0.8pt
CAPEX			**353**	**-8.3%**
CAPEX/revenues			4.8%	-0.4pt

*Mobile = Mobile Only Services + Equipment Sales + Wholesale

Cybersecurity YTD revenue growth **+12% yoy**

Cloud YTD revenue growth **+10% yoy**

Revenue evolution (in €m)


7,308
-8
+3
-19
Mobile*
Stable excl. the significant equipment contract in Q3 17
-98
+106
Voice & Data
7,292
FY 17 cb
Mobile only
Wholesale
Equipment sales
Fixed only
IT & IS
FY 18

Mobile contract net adds excl.M2M (mostly France)
in '000s


+24
+22
+46
+31
+43
Q4 17
Q1 18
Q2 18
Q3 18
Q4 18

Section four
2019 guidance

IFRS16 and new performance indicators impact

Previous indicators	New indicators	Difference in 2018
Adj. EBITDA	**EBITDAaL**	Approx. – €0.3bn
CAPEX	**eCAPEX (1)**	Approx. – €0.2bn
Operating Cash Flow	**Operating Cash Flow (2)**	Approx. – €0.1bn
Net Debt / Adj. EBITDA (telecom)	**Net debt (3) / EBITDAaL (telecom)**	Non-significant

(1) Economic CAPEX
(2) EBITDAaL – Economic CAPEX
(3) Excluding IFRS16 lease liabilities

Guidance

IFRS 16

	2019
EBITDAaL	Slight growth
eCAPEX [1]	Slight decrease from 2018 peak
Operating Cash Flow [2]	Growth
Net debt [3] **/ EBITDAaL (telecom)**	Around 2x in the medium term
Dividend [4]	Floor of €70 cent

(1) Economic CAPEX
(2) EBITDAaL – Economic CAPEX
(3) Excluding IFRS16 lease liabilities
(4) Subject to shareholders' approval

Appendices

Convergence, the bedrock of our strategy

€ 7.1 bn Convergent services revenues in FY 18

+10% yoy



Convergent B2C customer base in million



% of broadband B2C customer base
France
5.98
6.04
6.10
6.12
6.13
59%
60%
Q4 17 Q1 18 Q2 18 Q3 18 Q4 18
Spain
3.08
3.14
3.13
3.12
3.12
83%
85%
Q4 17 Q1 18 Q2 18 Q3 18 Q4 18
Poland
1.03
1.09
1.14
1.18
1.24
50%
57%
Q4 17 Q1 18 Q2 18 Q3 18 Q4 18

Churn improvement with convergence in Q4*

France	Spain	Poland
-3pts	-4pts	-5pts

Quarterly convergent ARPO, in €/month in Q4

France	Spain	Poland
€65.5	€58.9	€23.7
+0.6% yoy	+1.0% yoy	-1.2% yoy**

Number of mobile lines per convergent offer in Q4

France	Spain	Poland
1.59	1.89	1.92
+2.9% yoy	+0.7% yoy	+1.2% yoy

* Churn differential between convergent B2C customers and total fixed BB B2C customers

** YoY evolution calculated in local currency

EBITDA adjustments

in €m	Q4 17 cb	Q4 18	FY 17 cb	FY 18
Adjusted EBITDA	**3,288**	**3,334**	**12,660**	**13,005**
restructuring and integration	(92)	(123)	(166)	(200)
litigations	(210)	5	(271)	(33)
labour related	(287)	(697)	(374)	(812)
o\w Senior Part Time	*(288)*	*(697)*	*(394)*	*(812)*
portfolio review and others	0	18	0	17
Reported EBITDA	**2,699**	**2,537**	**11,849**	**11,977**

Change in net income

(in millions of euros, on a historical basis)	2017 historical	2017 cb	2018 actual
Adjusted EBITDA	**12,680**	**12,660**	**13,005**
Adjustments*	(817)	(811)	(1,028)
Reported EBITDA	**11,863**	**11,849**	**11,977**
Depreciation & amortization	(6,846)		(7,047)
Impairment of goodwill & assets	(210)		(105)
Share of profit (losses) of associates	6		3
Other income / (charge)	(35)		1
Operating income	**4,778**		**4,829**
Effects resulting from BT shares	(372)		(51)
Financial result (excluding BT)	(1,343)		(1,311)
Tax	(1,052)		(1,309)
Net income from continuing activities	**2,011**		**2,158**
Net income from discontinued activities	29		0
Net income from consolidated Group	**2,040**		**2,158**
Minority interests	197		204
Net income Group share	**1,843**		**1,954**

Change in net debt

(in millions of euros, on a historical basis)	2017 historical	2018 actual
Adjusted EBITDA - CAPEX (telecom activities)	**5 593**	**5 745**
Change in working capital requirements	82	(199)
Change in CAPEX payables	307	(19)
Licences and spectrum paid	(617)	(422)
Net interest paid (including dividends received)	(1 273)	(1 208)
Income taxes paid	(584)	(928)
Other operational items	(917)	(954)
Dividends paid to owners of parent company	(1 729)	(1 860)
Dividends paid to non-controlling interests	(236)	(246)
Coupons on subordinated notes	(282)	(280)
Net of acquisitions and disposals	432	(276)
Capital increase in Orange Bank	(65)	(101)
Proceeds from treasury shares – employee shareholding plan (Orange Vision 2020)	-	(101)
Other financial items*	(110)	(749)
Change in net debt	**601**	**(1 598)**
Net financial debt**	**(23 843)**	**(25 441)**
Ratio of net financial debt / Adjusted EBITDA of telecom activities	**1,87x**	**1,93x**

* Of which in 2018 escrowed amount related to Digicel litigation for €(346)m and non monetary items (notably accrued interests and fair value changes) for €(269) m (versus €(108)m in 2017).

** Net financial debt as defined and used by Orange does not include the activities of Orange Bank, for which this concept is not relevant